


20170183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated December 23, 2016

Dear Mr. Mueller:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Bank of America by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Bartlett Naylor
bnaylor@citizen.org

March 1, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 23, 2016

The proposal urges the board to conduct a series of study sessions to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that the company's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Bank of America has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 23, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Submission of Bartlett Naylor
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests the Staff's concurrence for our client, Bank of America Corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials"), a stockholder proposal (the "Submission") and statements in support thereof (the "Supporting Statement") received from Bartlett Naylor (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Submission, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SUBMISSION

The Submission, which is revised from the wording in proposals submitted to the Company by the Proponent in 2014, 2015 and 2016, states:

> Resolved, that stockholders of Bank of America urge that:
>
> 1. The Board of Directors conduct a series of study sessions, ideally organized and led by an independent director, to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms.
>
> 2. The Board shall attempt to report publicly on its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and confidential information may be withheld.
>
> 3. In carrying out its evaluation, Board should consider retaining, at reasonable cost, independent legal, investment banking and other third party advisers as the Board determines is appropriate.
>
> For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510.

The Proponent submitted the Submission to the Company on November 11, 2016 via email. *See* Exhibit A. The Proponent resubmitted a copy of the Submission, along with a revised cover note, on November 15, 2016 via email. *See* Exhibit B.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted more than one stockholder proposal for consideration at the 2017 Annual Meeting of Stockholders, and, despite proper notice, the Proponent has failed to correct this deficiency;
- Rule 14a-8(i)(3) because the Submission is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Submission.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(c) Because It Constitutes Multiple Proposals And The Proponent Has Failed To Cure The Procedural Deficiency Despite Proper Notice.

The Company may exclude the Submission from its 2017 Proxy Materials because the Submission combines two different stockholder proposals into a single proposal in violation of Rule 14a-8(c). The Submission urges that the Company's Board of Directors (the "Board") study "whether the divestiture of all non-core banking business segments would enhance [stockholder] value." The Submission also urges that the Board study "whether it should divide into a number of independent firms." Because the analysis of a very specific business divestiture and its impact on stockholder value is distinct from an analysis of whether the Company[1] "should divide into a number of independent firms," the Submission may be excluded under Rule 14a-8(c).

Rule 14a-8(c) provides that a stockholder may submit only one proposal per stockholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements that lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *General Motors Corp.* (avail. Apr. 9, 2007, *recon. denied* May 15, 2007), the proposal requested that the board "seek shareholder approval for the restructuring of the [company]" and proceeded to set forth several transactions that the restructuring plan should entail. The company explained that though the overall transaction contemplated the separation of four company operations into separate companies, the transaction entailed distinct steps and a variety of elements that are "intended to be independent." The Staff concurred in the company's exclusion of the proposal under Rule 14a-8(c). Similarly, in *PG&E Corp.* (avail. Mar. 11, 2010), the Staff concurred with exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Notwithstanding the proponent's argument that the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level."

---

[1] While the Submission ambiguously refers to the Board studying "whether it should divide into a number of independent firms," we have assumed that "it" refers to the Company.

The Staff has concurred in the availability of Rule 14a-8(c) even in cases where the stockholder's submission was phrased in terms of a series of specific but separate actions that related to a common theme. For example, in *American Electric Power Company, Inc.* (avail. Jan 2, 2001), the Staff concurred in the exclusion of a stockholder proposal which sought to: (i) limit the term of director service, (ii) require at least one board meeting per month, (iii) increase the retainer paid to the company's directors, and (iv) hold additional special board meetings when requested by the chairman or any other director. The Staff found that the proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the "governance of [the company]." Also, in *Duke Energy Corp.* (avail. Feb. 27, 2009), the Staff concurred in the exclusion of a stockholder proposal to impose director qualifications, to limit director pay and to disclose director conflicts of interest, despite the proponent's claim that all three elements related to "director accountability." *See also Parker-Hannifin Corp.* (avail. Sept. 4, 2009) (concurring in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote" program that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide stockholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow stockholders to comment on and ask questions about the company's executive compensation policies and practices, specifically noting that the third part of the proposed program was a "separate and distinct matter" from the first and second parts and, therefore, that all of the proposals could be excluded).

Like the proposals in the precedent discussed above, the Submission contains multiple elements requiring separate and distinct actions. Here, the Submission requests "a series of study sessions" and describes two topics for analysis: (i) a study of "whether the divestiture of all non-core banking business segments would enhance shareholder value," and (ii) a study of "whether [the Company] should divide into a number of independent firms." As in *General Motors Corp.*, the Submission proposes distinct transactions that could operate independently. The first topic focuses on a very specific transaction: whether divestment of "all [of the Company's] non-core banking business segments"—as defined in the Submission to be "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510"—would enhance stockholder value. The second topic, in contrast, calls for an alternative or additional study that focuses on another transaction structure (dividing the Company into an undefined number of independent firms, as opposed to divesting operations through a sale or other transaction) but does not call for a separation of "core" and "non-core" banking businesses. Thus, the second topic would require analysis of whether the

Company should be split up along other lines.[2] Importantly, the second topic also is not limited to examining whether dividing into a number of business lines is to be evaluated from the perspective of enhancing stockholder value (as specified for the first topic) or whether it should be in pursuit of other objectives mentioned in the Supporting Statement, such as "whether it might more likely be honest with investors, remain on the right side of the law, keep a better account of $4 billion, and face fewer customer complaints under a trimmer organizational structure." The Supporting Statement also indicates that certain investors consider "non-financial factors," including "transparency," in making investment decisions. The Submission clearly seeks two different studies, each with a different goal, focus and potential impact on the Company's structure and operations.

The Supporting Statement does not unify the two topics of the Submission. Just as in *General Motors Corp.*, the Submission contemplates studying numerous different transactions, with different structures, encompassing different businesses, and with different objectives. Accordingly, after reviewing the Submission, the Company sent a deficiency notice via overnight mail to the Proponent on November 16, 2016 (the "Deficiency Notice," attached hereto as Exhibit C). The Deficiency Notice expressly identified that the Submission contained two proposals, stating, "[w]e believe that the Submission constitutes more than one stockholder proposal. Specifically, while parts of the Submission relate to the divestiture of 'non-core banking business segments,' we believe that the aspect requesting a study and report on 'whether it should divide into a number of independent firms' addresses a separate and distinct matter." *See* Exhibit C. The Deficiency Notice further noted that the Proponent could correct this procedural deficiency by indicating which proposal it desired to submit and which proposal it desired to withdraw, and stated that the Commission's rules require any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. The Deficiency Notice included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). As of the date of this

---

[2] For example, under the second topic of the Submission, the Board could study whether the Company should be divided into several independent companies along either geographic lines or based on customer focus, but with each independent firm consisting of both "core" and "non-core" banking operations. In this respect, the second topic of the Submission differs materially from the language included in past proposals submitted by the Proponent, where the supporting statements stated, "We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making."

letter, the Company has not received any correspondence in response to the Deficiency Notice regarding this procedural deficiency.[3]

Accordingly, because the analysis of a divestiture of "non-core" businesses, as defined in the Submission, and its impact on stockholder value is a distinct and independent action from studying whether to divide the Company "into a number of independent firms," and the Proponent did not timely limit the Submission to a single proposal after timely and proper notice, the Submission may be excluded under Rule 14a-8(c).

II. The Submission May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").[4]

A. The Submission Is Excludable Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Here, the Submission addresses the divestiture of "all non-core banking business segments" and defines

---

[3] On November 17, 2016, the Proponent provided a broker's letter confirming his stock ownership. *See* Exhibit D.

[4] *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

"non-core banking operations" as "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." As discussed below, this definition does not enable stockholders who are evaluating the Submission to determine which aspects of the Company's operations constitute "non-core banking business segments" and the Supporting Statement does not otherwise define or clarify that term.

The Staff has permitted the exclusion under Rule 14a-8(i)(3) of stockholder proposals that—just like the Submission—rely on a reference to an external source for a critical element of the proposal, where the proposal and supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. Discussing Rule 14a-8(i)(3), the Staff has emphasized that, "[i]n evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G").

For example, in *The Boeing Corp.* (avail. Feb. 10, 2004), the stockholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition . . . ." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corp.* (avail. Mar. 7, 2008); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring in the exclusion of proposals requesting that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).[5]

---

[5] In contrast, the Staff did not concur in the exclusion of some proposals referencing external standards when the reference either was not a prominent feature of the proposal or was accompanied by other language that, in the context of the specific proposals, sufficiently explained the action requested in the proposal. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010), the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the director independence standard of the New York Stock Exchange, the supporting statement in the Allegheny Energy proposal focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer, such that the additional requirement that the chairman be independent was not the primary thrust of the proposal.

The Staff has applied this standard when concurring in the exclusion of proposals that rely on a statutory citation for a critical element of the proposal. For example, in *General Electric Co.* (avail. Jan. 15, 2015), the Staff concurred with exclusion of a proposal requesting that the company's board of directors establish a rule of separating the roles of CEO and chairman so that an independent director who has not served as an executive officer of the company serves as chairman. The proposal also gave the company "an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's nonindependence." Because the reference to "SEC Staff Legal Bulletin 14C" was not described, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(3).

Similarly, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow stockholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy statement, noting that the quoted language represented a central aspect of the proposal and that many stockholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." In *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010), the Staff concurred in the exclusion of a proposal that sought a report disclosing, among other items, "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative").

A central aspect of the Submission relies upon a reference that the Submission does not define in a meaningful way. Specifically, the Submission urges that the Company's Board study the divestiture of "all non-core banking business segments." The Submission does not define this exact term, but states that "non-core banking operations" means "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." This statement does not enable stockholders evaluating the Submission to determine which of the Company's "banking business segments" are "core" and which are "non-core," because the meaning of "non-core banking operations" is dependent on understanding what banking operations are or are not conducted by the entity known as Bank of America, N.A. The reference to that entity holding "FDIC Certificate No 3510" does not provide stockholders any understanding of which of the Company's banking businesses are considered "core" or "non-core" and thus does not explain what transaction the Submission may contemplate. Thus, consistent with the standard described in SLB 14G and the precedent in *General Electric*, *Dell Inc.*, *AT&T Inc.* and *Exxon Mobil Corp.*, the Submission, by referring to "the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC

Certificate No 3510" fails to disclose to stockholders the meaning of a defined term that is a central aspect of what they are being asked to vote on.

The Supporting Statement also does not address or clarify the Submission's reference to "operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." In this respect, the Submission differs materially from the proposal that the Proponent submitted to the Company for its 2015 Annual Meeting of Stockholders (the "2015 Proposal"), which the Staff viewed as not excludable under Rule 14a-8(i)(3). In the 2015 Proposal, the Proponent's supporting statement elaborated on the substance of the proposal by stating: "We therefore recommend that the board explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making." *Bank of America Corp.* (avail. Mar. 17, 2015). Here, the Supporting Statement lacks that explanation and does not otherwise address which operations are conducted by "the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510," or what banking businesses would be divested if the "non-core banking business segments" were separated from that entity.

The divestiture of "all non-core banking business segments" clearly is a central aspect of the Submission, yet the Submission and Supporting Statement fail to provide stockholders with the information necessary to understand this term. Assuming that the Proponent is referring to divesting the same operations that he described in the 2015 Proposal—"businesses focused on investment banking such as underwriting, trading and market-making"—those operations are not clearly described merely by the terms "non-core banking business segments" and "the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510." Without an understanding of which operations would constitute the Company's "non-core banking business segments," stockholders will be unable to determine the effect of implementing the matter that they are being asked to vote upon. Accordingly, under SLB 14G and the Staff's precedent, the Submission is impermissibly vague and may be excluded in its entirety under Rule 14a-8(i)(3).

B. The Submission Is Excludable Because The Submission Is Subject To Multiple Interpretations, Such That Neither Stockholders Nor The Board Would Be Able To Determine The Specific Requirements The Submission Would Impose.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a material aspect of the proposal is subject to multiple interpretations. For example, in *Bank Mutual Corp.* (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years," because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. Similarly, in *Bristol-Myers Squibb Co. (Rossi)* (avail. Feb. 19, 2009), the proposal requested that the company amend its governing documents to grant stockholders the right to call a special meeting of stockholders and further required that any "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to [stockholders] only and meanwhile not apply to management and/or the board." The Staff concurred with the company's argument that the proposal was vague and indefinite because it was drafted ambiguously such that it could be interpreted to require either: (i) a stockholder right to call a special meeting with a stock ownership threshold that did not apply to stockholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to stockholders also be applied to "management and/or the board." *See also General Motors Corp.* (avail. Apr. 2, 2008) (concurring in the exclusion of a proposal requesting executive pensions be adjusted pursuant to a formula that was based on changes compared to "the six year period immediately preceding commencement of [company]'s restructuring initiatives," where the company argued that stockholders would not know what six year period was contemplated under the proposal, as the company had undertaken several "restructuring initiatives"); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal requesting all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines where the relevant FASB standard "expressly allow[ed] the [c]ompany to adopt either of two different methods of expensing stock-based compensation" and the proposal failed to provide any guidance, making it impossible to determine which of the two alternative methods the company would need to adopt to implement the proposal).

Here, like the proposals in the precedents discussed above, the Submission is impermissibly vague and indefinite, as it is subject to multiple interpretations, each of which contemplates different actions. The Submission seeks a series of study sessions "to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms." As discussed in part I of this letter—assuming the "it" referred to in the phrase "whether it should divide" is the Company—the divestiture of all non-core banking business segments would require very different corporate actions than dividing the Company into a number of independent firms. Further, the Submission does not make clear whether it is requesting that the Board study both divesting "non-core banking business segments" and dividing "into a number of independent firms," or whether it is requesting the Board to study each in the alternative (i.e., divest *or* divide). Each interpretation would lead to a very different outcome for the Board and stockholders. As a result, the language of the Submission could be understood as requiring the study of any or all of the following:

- alternative restructuring strategies: one focused on divesting only the non-core banking business segments, and one focused on dividing the whole of the Company into various independent firms;
- a single restructuring strategy involving the divestment of non-core banking business segments by dividing those segments into a number of independent firms; or
- a single restructuring strategy involving the divestment of non-core banking business segments and the division of the remaining business segments into a number of independent firms.

The Supporting Statement provides no guidance as to which potential analysis the Submission seeks. The Supporting Statement only asserts broad generalizations regarding the status of banks at the time of and immediately following the financial crisis, which it asserts were "too big to fail," "too big to jail," and "too big to manage." Although the Supporting Statement states that the Submission "should not be seen as prescriptive" and "merely urges an independent study," it does not elaborate on what is to be encompassed by the studies, and instead refers only to vague objectives such as "whether it might more likely be honest with investors, remain on the right side of the law, keep a better account of $4 billion, and face fewer customer complaints under a trimmer organizational structure." In short, the Supporting Statement refers neither to divesting business segments nor dividing the Company, and thus provides the Company and stockholders no insight into the transactions the Submission seeks to have the Board study.

As a result, the Submission as a whole is vague and misleading, and if the Submission were included in the 2017 Proxy Materials, the Company's stockholders voting on the Submission and the Board would be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Accordingly, the Submission is excludable under Rule 14a-8(i)(3).

III. The Submission May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Submission.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. As discussed below, the Board has substantially implemented the Submission because the Board has already addressed and publicly disclosed the information requested by the Submission.

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) provides that a company may exclude a stockholder proposal from its proxy materials "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018, at n.30 (May 21, 1998). Applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "[i]f the mootness requirement [under the predecessor rule] were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies implemented the essential purpose of stockholder proposals requesting the adoption of proxy access when the company's ownership thresholds for the use of proxy access aligned with those requested in a stockholder proposal, notwithstanding that other terms differed. *See, e.g., Capital One Financial Corp.* (avail. Feb. 12, 2016) (concurring that the company had substantially implemented under Rule 14a-8(i)(10) a stockholder proposal requesting that stockholders who had owned 3% of the company's stock for at least three years to nominate directors who would represent up to 25% of the board, when the company's bylaws allowed a group of up to twenty stockholders who had owned 3% of the company's stock for at least 3 years could nominate directors who would represent up to 20% of the board or two nominees, whichever was greater); *NVR, Inc.* (avail. Mar. 25, 2016) (concurring that the company had substantially implemented under Rule 14a-8(i)(10) a stockholder proposal requesting that the company amend its proxy access bylaws in certain respects, when the company amended its bylaws to reduce the ownership requirement for use of proxy access from 5% to 3%, as requested in the proposal, but did not make other amendments requested in the proposal). *See also Hewlett-Packard Co.* (avail. Dec. 11, 2007) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal that requested that the company confirm the legitimacy of all current and future U.S. employees as substantially implemented, where the company had already verified the legitimacy of 91% of its domestic workforce).

B. The Company Has Divested Non-Core Operations And Simplified Its Organization.

The Supporting Statement makes broad generalizations regarding the status of banks at the time of and immediately following the financial crisis, which it asserts were, among other things, "too big to manage." That characterization clearly is not an accurate description of the Company as it exists today. Throughout this decade, the Board has engaged in an annual strategic review of the Company's operations and business strategy, which reviews from time to time have included studying whether the divestiture of non-core business lines would enhance stockholder value and whether the Company should continue to operate in its current integrated form. Through these efforts, the Board has remained focused on the goal of enhancing stockholder value, not only through streamlining the Company's organization, but also by leveraging the synergies among the Company's business lines and operations. As a result of this process, the Company has developed and implemented a customer-centric strategy that de-emphasizes monoline product offerings and stresses deepening relationships by delivering an industry-leading product mix from the Company's existing lines of business. Implementing this strategy, the Company has become more focused in its businesses and is able to use the strength of its balance sheet and its market-leading product set to better leverage the synergies among its businesses and operations, and to deepen relationships with its customers.[6] This strategy has reached across all business

---

[6] The Company serves three groups of customers through eight lines of business, employing an integrated model that delivers significant benefits for the Company's clients and stockholders: People (Retail, Preferred & Small Business, Merrill Lynch, U.S. Trust), Companies (Business Banking, Commercial Banking, Global Corporate & Investment Banking) and Institutions (Global Markets).

segments to forge a cohesive customer-centric experience and an efficient and profitable business model.

The result of this process has been the steady divestiture of non-core assets when the Board determines that doing so would be in the best interests of stockholders, and the simplification and rationalization of the Company's operations. Among other things, the Company has:

- since 2010, divested a total of more than $74 billion in non-core operations and assets, including interests in other financial institutions, ancillary mortgage businesses, credit card non-core businesses, the Company's international wealth management business, proprietary trading, correspondent and wholesale lending and other non-core operations and assets;
- recently announced an additional transaction to divest its United Kingdom credit card business, with total assets of approximately $10 billion, which is expected to be completed in mid-2017;
- reduced the Company's noninterest expense cost structure from $77.1 billion in 2011 to $55.8 billion in 2015, and is targeting further reductions to $53 billion in 2018;
- reduced illiquid assets from $104 billion in 2009 to $16 billion in 2015;
- trimmed hundreds of billions of dollars in assets from its balance sheet and increased its capital and liquidity;
- simplified its corporate structure and reduced the number of legal entities by 60% since 2011; and
- simplified its offering of consumer products from 136 home loan products to 39, from 44 savings products to 11, from 22 checking products to 3, and from 18 credit card products to 6.

As part of the Board's oversight responsibilities, the Board annually reviews and approves the Company's three-year strategic plan, which includes an overall assessment of the Company's business model and individual business lines, and efforts to enhance long-term stockholder value, in light of changing economic, competitive, regulatory and business circumstances. The scope of this review encompasses an assessment of which businesses and assets support the Company's long-term strategy and create synergies that facilitate a cohesive customer-centric experience and an efficient and profitable business model, and which businesses and assets would better return value to stockholders through discontinuance or divestiture.

As a result of this annual Board evaluation, the Board has concluded that the Company's integrated model delivers significant benefits for its customers by providing efficient access to capital through global investment banking, corporate advisory services and research expertise, access to a full suite of banking products and capabilities, and retirement and benefit services. The Board also believes that the Company's business model delivers significant benefits for stockholders through the diversification of business mix, expense synergies through shared infrastructure costs, diversified funding advantages, and revenue synergies across the business, benefits that would be lost if the Company were to "divest[] of all non-core banking business segments" or "divide into a number of independent firms."

C. The Company Has Substantially Implemented The Submission

In addition to annual reviews of the Company's three-year strategic plan as discussed above, the Company has engaged since 2012 in the creation and refinement of a Recovery Plan and a Resolution Plan (together, the "Plans"). The Company's Recovery Plan is revised annually and confidentially submitted to regulatory authorities. The Company's Resolution Plan is revised annually and each annual plan is described in a public executive summary that is available on the Federal Reserve's website. The public executive summary of the Company's 2016 Resolution Plan is available for review on that website (the "2016 Executive Summary").[7]

Section 165(d) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and its implementing regulations require large financial institutions such as the Company to file annually with the Federal Reserve and the Federal Deposit Insurance Corporation ("FDIC") a plan for the "rapid and orderly resolution" of the institution "in the event of material financial distress or failure." H.R. Res. 4173, 111 Cong. § 165(d)(1) (2010) (enacted); 12 C.F.R. Part 243. These resolution plans, also known as "living wills," seek to reduce the impact of a large financial institution's failure on the U.S. economy. The objectives of the resolution plans are "to provide a roadmap and a set of capabilities that enable the firm to be resolved in an orderly fashion, while maintaining Critical Operations, and ultimately reducing the size of the [institution] after bankruptcy, all without causing undue harm to the financial system or relying on government support."[8] Similarly, certain large financial institutions including the Company also must annually submit a recovery plan to the Federal Reserve. These recovery plans are intended to provide options to the financial institutions to stabilize their financial condition in the event of severe financial stress, to avoid failure and the need to enter into bankruptcy or other resolution proceedings.

In the Plans, the Company identified four phases of a Crisis Continuum that reflect the financial health of the organization at any point in time. As noted below, the Company's strategic planning efforts for the four phases are integrated. The four phases are:

---

[7] *See* Bank of America Corporation 2016 Resolution Plan Submission - Public Executive Summary, *available at* https://www.federalreserve.gov/bankinforeg/resolution-plans/boa-1g-20161001.pdf.

[8] *Id*. at 1.

- Stable – normal financial conditions in a business-as-usual environment, where there is limited or no concern regarding the financial health of the Company. This phase is addressed primarily in the Company's annual strategic planning review and also in the Company's Resolution Plan;

- Stress – stages of progressive financial deterioration, described as deterioration and recovery, where actions may be taken to remediate stress conditions indicated by the breach of capital, liquidity or other key metrics. This phase is addressed primarily in the Company's Recovery Plan and also in the Resolution Plan;

- Runway – a phase where the Company would continue taking actions to recover while also preparing for potential resolution. This phase is addressed in both the Recovery Plan and the Resolution Plan; and

- Resolution – the failure of the Company, which would begin when the Company files a petition to commence a Chapter 11 bankruptcy proceeding under Federal bankruptcy laws. The Resolution Plan addresses this phase.

The Board annually reviews and approves the strategic planning efforts for the Company's strategic plan, its Resolution Plan and its Recovery Plan. As discussed below, the actions that the Board annually undertakes in the planning process address the essential elements of, and therefore substantially implement, the actions requested in the Submission.

1. *"The Board of Directors conduct a series of study sessions, ideally organized and led by an independent director, to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms."*

The Submission seeks, in part, a study lead by independent directors of the divestiture of non-core banking business segments for enhancing stockholder value. The Board's Enterprise Risk Committee (the "ERC"), a committee composed entirely of independent directors, organizes and leads the review of the Recovery Plan and the Resolution Plan. Following the ERC's review of the Plans, the ERC makes a recommendation regarding the Plans to the entire Board. In addition, the entire Board annually reviews and deliberates upon the Company's three-year strategic plan and the Company's business model and strategies. For the 2016 review, the Board was composed of fourteen directors, thirteen of whom are independent.

The Dodd-Frank Act requires disclosure of, among other things, information as to how depository institutions affiliated with the Company would be "adequately protected from risks arising from the activities of any nonbank subsidiaries." H.R. Res. 4173 § 165(d)(1)(A). In its annual review of the Company's Recovery Plan and Resolution Plan, the Board analyzes divestitures of businesses and/or assets, and assesses operations that are candidates for potential divestiture in the Stress, Runway or Resolution phases. This review focuses upon consideration of those activities which may not support the Company's business strategy, and which could complicate its resolution in a crisis.

The Company's annual development of the Recovery Plan and Resolution Plan has included an in-depth analysis of potential divestitures. *See* Section III.C.2 below for details. In addition, as part of its annual strategic plan review, the Board in 2016 conducted a "deep dive" review of the Company's operations and business strategy over the course of multiple Board meetings that evaluated, among other things, the Company's industry, competitors, regulatory considerations, capital and liquidity, stockholder value drivers, and the Company's strategic business plan. This review holistically examined whether the Company's current business model and strategy is in the best interests of the Company's stockholders or whether alternative business models and strategies, including the divestiture strategy and/or division strategy suggested in the Submission, would be in the Company's stockholders' best interests. Following completion of its annual review of the Company's three-year strategic plan, the Board approved the Company's current strategic plan (which contemplates the Company continuing to operate its current business model and does not contemplate divesting business segments or dividing the Company as set forth in the Submission).

Through its continued efforts in overseeing the three-year strategic plan, Recovery Plan and Resolution Plan, the Board has, and will continue to, satisfy the Submission's request for studying potential divestitures or division of the Company into independent firms.

2. *"The Board shall attempt to report publicly on its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and confidential information may be withheld."*

The Company has satisfied the Submission's request for an attempt to report on the results of the Board's review of divestiture and division options because it has produced and made available the 2016 Executive Summary. The 2016 Executive Summary sets out, in detail, the analyses the Company has conducted and continues to conduct regarding its divestiture and reorganization options in the context of both stable and financial distressed conditions.[9] In addition, pursuant to the Dodd-Frank Act, the Company will submit its 2017 Resolution Plan, including an executive summary for publication by the Federal Reserve and the FDIC, to the Federal Reserve and the

---

[9] *Id*. at 28–32.

FDIC no later than July 1, 2017, within 300 days after the Company's 2017 Annual Meeting of Stockholders, as requested in the Submission.

The Company will also prepare and submit its 2017 Recovery Plan to the Federal Reserve and the FDIC no later than December 31, 2017, within 300 days after the Company's 2017 Annual Meeting of Stockholders, as requested in the Submission.[10] In addition to providing information about the Company's 2017 three-year strategic plan review in the Company's 2017 Annual Report on Form 10-K (to be filed with the Commission no later than March 2, 2018), in the first quarter of 2018 the Company will submit a confidential strategic plan to the Federal Reserve as part of that regulatory authority's supervisory oversight. Such reports are also within 300 days after the Company's 2017 Annual Meeting of Stockholders, as requested in the Submission.

The Submission affords substantial leeway on what is to be set forth in the report on the requested analysis. In fact, it does not explicitly require a report; it only asks that the Board attempt to publicly report its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and that confidential information may be withheld. Similarly, the Staff consistently has concurred that there is substantial flexibility in the ability of a company to substantially implement a proposal calling for a report. For example, in *The Dow Chemical Co.* (avail. Mar. 18, 2014, *recon. denied* Mar. 25, 2014), the Staff concurred with the exclusion of a proposal requesting that the company prepare a report "assessing the short and long term financial, reputational and operational impacts" of an environmental incident in Bhopal, India. The company argued that statements in a document included on its website providing "Q and A" with respect to the Bhopal incident substantially implemented the proposal. In making its determination, the Staff noted that "it appears that [the company's] public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Target Corp. (Johnson and Thompson)* (avail. Mar. 26, 2013) (concurring with the exclusion of a proposal asking the board to study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions where the company had addressed company reviews of use of company funds for political purposes in a statement in opposition set forth in a previous proxy statement and five pages excerpted from a company report); *TECO Energy, Inc.* (avail. Feb. 21, 2013) (concurring with the exclusion of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations, and the feasibility of mitigating measures, where the company had supplemented its sustainability report with a two-page report and four page table

---

[10] The Recovery Plan contains confidential information, and the plan materials are exempt from disclosure pursuant to Section 112(d) of the Dodd-Frank Act, and the regulations promulgated thereunder by the Federal Reserve and FDIC. Therefore, the Recovery Plan information is confidential and withheld from being disclosed as provided by the Submission.

on the topic); *The Coca-Cola Co.* (avail. Jan 25, 2012, *recon. denied* Feb. 29, 2012) (concurring with the exclusion of a proposal asking the board to prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A]" where company disclosed information on the "use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging," despite such disclosures being scattered across multiple pages of the company's website).

The extensive review and analysis performed by the Board and the Company on the Company's Resolution Plan, including the divestiture and division analyses requested in the Submission, in the context of both stable or financially distressed conditions, is documented in and disclosed to the public through the 2016 Executive Summary. This detailed report describes and attests to the fact of and the results of the Board's studies. As discussed in the following paragraphs, the 2016 Executive Summary explains that the Company has already identified and analyzed potential divestiture options in the context of stable financial conditions as well as in a financially distressed scenario. Those options included asset, legal entity, and strategic businesses that could be sold during either "stable or financially stressed conditions."[11] This thorough public documentation of the Board's activities in connection with its review and approval of the Company's Resolution Plan more than satisfies the Submission's request that the Board attempt to report on its review. Further, the Company is required by the Dodd-Frank Act and regulations thereunder to submit its 2017 Resolution Plan and public executive summary to the FDIC and Federal Reserve by July 1, 2017.

As explained in the 2016 Executive Summary, "[d]ivestiture options include asset, legal entity, and strategic businesses that may be sold during stable or financially stressed conditions."[12] The Board-approved 2016 Executive Summary outlines the Company's divestiture analysis framework as follows:

> Our framework for identifying divestiture options was enhanced to engage the lines of business in identifying potential divestiture options and to estimate the amount of time and level of difficulty involved in divesting each option. The potential divestiture options are being further considered by our Global Corporate Strategy and Global Recovery and Resolution Planning teams. In addition, they are reviewed by senior management and the [Company] Board as part of our strategic planning process. This process provides a sustainable method of periodically identifying and updating potential divestiture options.

---

[11] 2016 Executive Summary, at 30 (emphasis added).

[12] *Id.* (emphasis added).

> A Divestiture Execution Framework, which outlines the critical process steps for the divestiture of any asset, business, or entity in stable and financially stressed conditions was developed. The Divestiture Execution Framework is independent of specific divestiture options. It includes the standard process and planning factors used to execute a divestiture. Together, these frameworks provide us with the ability to identify and divest options that would increase our capital and liquidity and simplify the Company during stable and financially stressed conditions.[13]

With respect to the identification of specific divestiture options, the 2016 Executive Summary notes that the Company's list of potential divestiture options is dynamic, as it will continue to evolve as part of the Company's ongoing strategic planning process, but that the Company has already identified and is in the process of analyzing various divestiture options:

> In line with the framework and strategic planning process, our lines of business identified potential divestiture options for further consideration. Each option is currently being analyzed across several key characteristics, including the size of the transaction; the degree to which it will impact our businesses and customers; and execution considerations. Valuations will be supported by a third-party with knowledge of the current market to provide independent perspective. The additional potential options will be finalized as part of our strategic planning process and detailed in the 2017 Resolution Plan.[14]

As further discussed in the 2016 Executive Summary, the Company has developed and continues to develop option-specific "Divestiture Option Playbooks" that detail the approach to execute each option and "provide essential data elements used in a divestiture, including among others, financial information; business processes and products; key enablers associated with critical shared services . . . and an analysis of potential obstacles and mitigants to consider upon sale."[15] The Company is also developing a pre-staged due diligence data room that will contain key pieces of information needed to facilitate the sale of each option in varying market conditions. The data room is expected to be in production by July 1, 2017, and will be refreshed at least annually (along with the Divestiture Option Playbooks).

---

[13] *Id.* at 31.

[14] *Id.*

[15] *Id.* at 31–32.

The 2016 Executive Summary describes how the Company has established new and enhanced existing legal entity criteria (including those aimed at facilitating the separation of business operations) in order to promote a more rational, simplified legal entity structure. For example, as noted in the 2016 Executive Summary, progress has already been made on eliminating certain legal entities and creating a separate legal entity for the Company's institutional brokerage businesses. The 2016 Executive Summary further explains that "[t]o complete the implementation of the new set of legal entity criteria, all of the subsidiaries that [the Company] controls will be assessed against the criteria by July 1, 2017, to identify additional actions to further simplify our legal entity structure."[16]

3. *"In carrying out its evaluation, Board should consider retaining, at reasonable cost, independent legal, investment banking and other third party advisers as the Board determines is appropriate."*

The Board continually assesses the Company's operations and business strategy and, as it determines appropriate, consults with independent third-party advisers in developing its three-year strategic plan and the Plans. In addition, as discussed above, as part of the divestiture analysis, "[v]aluations will be supported by a third-party with knowledge of the current market to provide independent perspective."[17] To assist the Board in its review of the Plans, and to help facilitate the Company's preparation of the Plans, the Company retained independent legal and other third party advisers that worked on reports presented to the ERC and to the Board. These activities satisfy the Submission's recommendation that the Board "should consider" retaining such independent advisers.

Accordingly, as a result of the Board's activities in connection with its annual review of the Company's strategic plan, the Recovery Plan and the Resolution Plan, and consistent with well-established precedents cited above, the Submission properly may be excluded from the Company's 2017 Proxy Materials under Rule 14a-8(i)(10) as being substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Submission from its 2017 Proxy Materials.

---

[16] *Id.* at 30.

[17] *Id.* at 31.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Ross E. Jeffries, Jr., the Company's Corporate Secretary, at (980) 388-6878.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Ross E. Jeffries, Jr., Bank of America Corporation
Bartlett Naylor

EXHIBIT A

From: Bart Naylor <bnaylor@citizen.org>
Date: Friday, Nov 11, 2016, 9:48 AM
To: Johnston, Erin L - Legal <erin.johnston@bankofamerica.com>, Jeffries, Ross E. - Legal <ross.jeffries@bankofamerica.com>, Pellicone, Kim -Legal <kim.pellicone@bankofamerica.com>, Mareski, Brenda J - Legal <Brenda.Mareski@bankofamerica.com>
Subject: shareholder resolution

"Resolved, that stockholders of Bank of America urge that:

1. The Board of Directors conduct a series of study sessions, ideally organized and led by an independent director, to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms.

2. The Board shall attempt to report publicly on its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and confidential information may be withheld.

3. In carrying out its evaluation, Board should consider retaining, at reasonable cost, independent legal, investment banking and other third party advisers as the Board determines is appropriate.

For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Bank of America. Since the crash, BoA stock fell from $50 in July, 2007, to less than $5 by February, 2009. As of November, 2015, it has not risen above $20 in the eight years since the crash. The crisis revealed that some banks were "too big." They were "too big to fail," in which their creditors were guaranteed; they were "too big to jail," as Attorney General Holder confided that true justice for a mega-bank would lead to grave collateral consequences (leaving shareholder-funded fines as the chief penalty); and they were "too big to manage." From the disastrous Countrywide acquisition, misrepresentations during the Merrill Lynch acquisition, massive mortgage fraud, a $4 billion account error that festered for years before discovery, our company isn't exactly the model Peter Drucker envisioned. Even as Wells Fargo labors under investigation for creation of faux accounts, federal figures (at the CFPB) show major complaints by BoA customers. The market agrees: As of Q3, BoA claimed shareholder equity (assets less liabilities) of $268 billion, but the market value was $173 billion. Investors could liquidate the entire firm and net nearly $100 billion. That's hardly a gold star for management.

This proposal, which should not be seen as prescriptive, merely urges an independent study. Study is the bedrock of all investment decisions, a principle subscribed to by virtually all professional investors. For example, the Ontario Teachers' Pension Plan states, "Our responsible investing approach includes consideration of a broad range of financial and non-financial factors." Or take private equity firm Vestar Capital Partners: "We value transparency."

Surely, Bank of America's board should consider a study of whether it might more likely be honest with investors, remain on the right side of the law, keep a better account of $4 billion, and face fewer customer complaints under a trimmer organizational structure.

EXHIBIT B

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Tuesday, November 15, 2016 9:29 AM
To: Johnston, Erin L - Legal; Jeffries, Ross E. - Legal; Pellicone, Kim -Legal; Mareski, Brenda J - Legal
Subject: RE: shareholder resolution

November 15, 2016

Ross Jeffries
Corporate Secretary
Erin L.C. Johnston
Sr. VP, Asst. General Counsel &
Asst. Corporate Secretary
Bank of America,
Office of the Corporate Secretary

Via email

Dear Bank of America Officers,

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of Bank of America stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite Bank of America stock presently with a representation from a brokerage firm.

Please confirm receipt by email.

Sincerely,

Bartlett Naylor

"Resolved, that stockholders of Bank of America urge that:

1. The Board of Directors conduct a series of study sessions, ideally organized and led by an independent director, to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms.

2. The Board shall attempt to report publicly on its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and confidential information may be withheld.

3. In carrying out its evaluation, Board should consider retaining, at reasonable cost, independent legal, investment banking and other third party advisers as the Board determines is appropriate.

For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Bank of America. Since the crash, BoA stock fell from $50 in July, 2007, to less than $5 by February, 2009. As of November, 2015, it has not risen above $20 in the eight years since the crash. The crisis revealed that some banks were "too big." They were "too big to fail," in which their creditors were guaranteed; they were "too big to jail," as Attorney General Holder confided that true justice for a mega-bank would lead to grave collateral consequences (leaving shareholder-funded fines as the chief penalty); and they were "too big to manage." From the disastrous Countrywide acquisition, misrepresentations during the Merrill Lynch acquisition, massive mortgage fraud, a $4 billion account error that festered for years before discovery, our company isn't exactly the model Peter Drucker envisioned. Even as Wells Fargo labors under investigation for creation of faux accounts, federal figures (at the CFPB) show major complaints by BoA customers. The market agrees: As of Q3, BoA claimed shareholder equity (assets less liabilities) of $268 billion, but the market value was $173 billion. Investors could liquidate the entire firm and net nearly $100 billion. That's hardly a gold star for management.

This proposal, which should not be seen as prescriptive, merely urges an independent study. Study is the bedrock of all investment decisions, a principle subscribed to by virtually all professional investors. For example, the Ontario Teachers' Pension Plan states, "Our responsible investing approach includes consideration of a broad range of financial and non-financial factors." Or take private equity firm Vestar Capital Partners: "We value transparency."

Surely, Bank of America's board should consider a study of whether it might more likely be honest with investors, remain on the right side of the law, keep a better account of $4 billion, and face fewer customer complaints under a trimmer organizational structure.

EXHIBIT C

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

November 16, 2016

VIA OVERNIGHT MAIL
Bartlett Collins Naylor
Public Citizen
215 Pennsylvania Ave. SE
Washington, DC 20003

Dear Mr. Naylor:

I am writing on behalf of our client, Bank of America Corporation (the "Company"), which received on November 11, 2016, as supplemented on November 15, 2016, your stockholder submission pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Submission").

The Submission contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Submission was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 11, 2016, the date the Submission was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 11, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 11, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 11, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 11, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, pursuant to Rule 14a-8(c) under the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that the Submission constitutes more than one stockholder proposal. Specifically, while parts of the Submission relate to the divestiture of non-core banking business segments, we believe that the aspect requesting a study and report on "whether it should divide into a number of independent firms" addresses a separate and distinct matter. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue, N.W., Washington, DC 20036-5306. Alternatively, you may transmit any response by email to me at RMueller@gibsondunn.com.

If you have any questions with respect to the foregoing, please contact me at 202-955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Gale K. Chang, Bank of America Corporation
Ellen A. Perrin, Bank of America Corporation

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Thursday, November 17, 2016 07:27 AM
To: Johnston, Erin L - Legal; Jeffries, Ross E. - Legal; Pellicone, Kim -Legal; Mareski, Brenda J - Legal
Subject: RE: shareholder resolution

See ownership credential, attached.

Please confirm receipt by return email

From: Bart Naylor
Sent: Tuesday, November 15, 2016 9:28 AM
To: 'erin.johnston@bankofamerica.com' <erin.johnston@bankofamerica.com>; 'ross.jeffries@bankofamerica.com' <ross.jeffries@bankofamerica.com>; 'Pellicone, Kim -Legal' <kim.pellicone@bankofamerica.com>; 'Mareski, Brenda J - Legal' <brenda.mareski@bankofamerica.com>
Subject: RE: shareholder resolution

November 15, 2016

Ross Jeffries
Corporate Secretary
Erin L.C. Johnston
Sr. VP, Asst. General Counsel &
Asst. Corporate Secretary
Bank of America,
Office of the Corporate Secretary

Via email

Dear Bank of America Officers,

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of Bank of America stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite Bank of America stock presently with a representation from a brokerage firm.

Please confirm receipt by email.

Sincerely,

Bartlett Naylor

"Resolved, that stockholders of Bank of America urge that:

1. The Board of Directors conduct a series of study sessions, ideally organized and led by an independent director, to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and whether it should divide into a number of independent firms.

2. The Board shall attempt to report publicly on its analysis to stockholders no later than 300 days after the 2017 Annual Meeting of Stockholders, and confidential information may be withheld.

3. In carrying out its evaluation, Board should consider retaining, at reasonable cost, independent legal, investment banking and other third party advisers as the Board determines is appropriate.

For purposes of this proposal, “non-core banking operations” mean operations that are conducted by affiliates other than the affiliate the corporation identifies as Bank of America, N.A. which holds the FDIC Certificate No 3510.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Bank of America. Since the crash, BoA stock fell from $50 in July, 2007, to less than $5 by February, 2009. As of November, 2015, it has not risen above $20 in the eight years since the crash. The crisis revealed that some banks were “too big.” They were “too big to fail,” in which their creditors were guaranteed; they were “too big to jail,” as Attorney General Holder confided that true justice for a mega-bank would lead to grave collateral consequences (leaving shareholder-funded fines as the chief penalty); and they were “too big to manage.” From the disastrous Countrywide acquisition, misrepresentations during the Merrill Lynch acquisition, massive mortgage fraud, a $4 billion account error that festered for years before discovery, our company isn’t exactly the model Peter Drucker envisioned. Even as Wells Fargo labors under investigation for creation of faux accounts, federal figures (at the CFPB) show major complaints by BoA customers. The market agrees: As of Q3, BoA claimed shareholder equity (assets less liabilities) of $268 billion, but the market value was $173 billion. Investors could liquidate the entire firm and net nearly $100 billion. That’s hardly a gold star for management.

This proposal, which should not be seen as prescriptive, merely urges an independent study. Study is the bedrock of all investment decisions, a principle subscribed to by virtually all professional investors. For example, the Ontario Teachers’ Pension Plan states, “Our responsible investing approach includes consideration of a broad range of financial and non-financial factors." Or take private equity firm Vestar Capital Partners: "We value transparency."

Surely, Bank of America's board should consider a study of whether it might more likely be honest with investors, remain on the right side of the law, keep a better account of $4 billion, and face fewer customer complaints under a trimmer organizational structure.

Page 52 redacted for the following reason:
- -
Copyrighted Material Omitted.